UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-08106

CUSIP Number: 576323109

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MasTec, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

800 S. Douglas Road, 12th Floor

(Address of Principal Executive Office (Street and Number))

Coral Gables, FL 33134

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MasTec, Inc. (“MasTec” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”). MasTec could not file the Form 10-K within the prescribed period because additional time was required to complete audit procedures related to a wholly-owned subsidiary of the Company.

The Company anticipates that the Form 10-K will not result in changes to the financial results for the full year and fourth quarter of 2023, which results were announced in the Company’s press release dated February 29, 2024, and that the Form 10-K will be filed as soon as practicable on or before the 15th calendar day following the prescribed due date.

As a result of these developments, the Company is unable, without unreasonable effort or expense, to timely file the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	T. Michael Love	305	599-1800
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A hereto for 2023 financial results reported in the Company’s February 29, 2024 press release, which attachment is incorporated herein by reference.

MasTec, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2024	By:	/s/ T. Michael Love
		Name:	T. Michael Love
		Title:	Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

In its press release issued on February 29, 2024, included as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed March 1, 2024 (the “Form 8-K”), the Company reported unaudited results with respect to its 2023 full fiscal year and fourth quarter. Condensed unaudited consolidated financial statements reflecting those results follow below. For additional information regarding these results, please refer to the Form 8-K.

Consolidated Statements of Operations

(unaudited - in thousands, except per share information)

	For the Three Months Ended December 31,		For the Years Ended December 31,
	2023	2022	2023	2022
Revenue	$3,280,083	$3,008,361	$11,995,934	$9,778,038
Costs of revenue, excluding depreciation and amortization	2,912,370	2,637,071	10,613,762	8,586,333
Depreciation	108,611	107,753	433,929	371,240
Amortization of intangible assets	42,981	54,666	169,233	135,908
General and administrative expenses	178,190	155,194	698,899	559,437
Interest expense, net	59,741	49,942	234,405	112,255
Equity in earnings of unconsolidated affiliates, net	(7,262)	(9,413)	(30,697)	(28,836)
Other (income) expense, net	(14,562)	539	(40,893)	(1,358)

Income (loss) before income taxes	$15	$12,609	$(82,704)	$43,059
Benefit from (provision for) income taxes	1,177	(9,239)	35,408	(9,171)

Net income (loss)	$1,192	$3,370	$(47,296)	$33,888

Net income attributable to non-controlling interests	439	146	2,653	534

Net income (loss) attributable to MasTec, Inc.	$753	$3,224	$(49,949)	$33,354

Earnings (loss) per share:
Basic earnings (loss) per share	$0.01	$0.04	$(0.64)	$0.45

Basic weighted average common shares outstanding	77,879	76,492	77,535	74,917

Diluted earnings (loss) per share	$0.01	$0.04	$(0.64)	$0.42

Diluted weighted average common shares outstanding	78,288	77,770	77,535	76,185

Consolidated Balance Sheets

(unaudited - in thousands)

	December 31, 2023	December 31, 2022
Assets
Current assets	$3,974,253	$3,859,127
Property and equipment, net	1,651,462	1,754,101
Operating lease right-of-use assets	418,685	279,534
Goodwill, net	2,126,366	2,045,041
Other intangible assets, net	784,260	946,299
Other long-term assets	418,485	409,157

Total assets	$9,373,511	$9,293,259

Liabilities and Equity
Current liabilities	$2,837,219	$2,496,037
Long-term debt, including finance leases	2,888,058	3,052,193
Long-term operating lease liabilities	292,873	194,050
Deferred income taxes	390,399	571,401
Other long-term liabilities	243,701	238,391
Total equity	2,721,261	2,741,187

Total liabilities and equity	$9,373,511	$9,293,259

Consolidated Statements of Cash Flows

(unaudited - in thousands)

	For the Years Ended December 31,
	2023	2022
Net cash provided by operating activities	$687,277	$352,297
Net cash used in investing activities	(178,061)	(821,183)
Net cash (used in) provided by financing activities	(350,998)	480,897
Effect of currency translation on cash	751	(2,155)

Net increase in cash and cash equivalents	158,969	9,856

Cash and cash equivalents - beginning of period	$370,592	$360,736

Cash and cash equivalents - end of period	$529,561	$370,592

Backlog by Reportable Segment (unaudited - in millions)	December 31, 2023	September 30, 2023	December 31, 2022
Communications	$5,627	$5,299	$5,303
Clean Energy and Infrastructure	3,115	3,073	3,227
Power Delivery	2,440	2,437	2,709
Oil and Gas	1,225	1,681	1,740
Other	—	—	—

Estimated 18-month backlog	$12,407	$12,490	$12,979

Backlog is a common measurement used in our industry. Our methodology for determining backlog may not, however, be comparable to the methodologies used by others. Estimated backlog represents the amount of revenue we expect to realize over the next 18 months from future work on uncompleted construction contracts, including new contracts under which work has not begun, as well as revenue from change orders and renewal options. Our estimated backlog also includes amounts under master service and other service agreements and our proportionate share of estimated revenue from proportionately consolidated non-controlled contractual joint ventures. Estimated backlog for work under master service and other service agreements is determined based on historical trends, anticipated seasonal impacts, experience from similar projects and estimates of customer demand based on communications with our customers.